Earnings Presentation Third Quarter 2011 November 2, 2011 12:00 noon UK time Exhibit 99.2

2 Page  2-Nov-11
Forward-looking statements
Certain statements made in this announcement may include “forward-looking statements” within the meaning of
Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,”
“forecast”, “project,” “will,” “should,” “seek,” and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements:
actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Subsea 7 S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; unanticipated delays, costs and difficulties related to the combination transaction, including satisfaction of closing conditions; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.

3 Page  2-Nov-11
Highlights
• Good quarter in line with our expectations:
– Higher activity levels in the North Sea, although financial results impacted by lower margins on contracts awarded in 2009/10. Some project delays due to incidents and poor weather pushing work into Q4 and early 2012
– Strong performance in West Africa, with number of major projects in offshore installation phase and good operational performance
– Asia Pacific activity low, as expected; good contribution from
SapuraAcergy JV
– Solid performance in Brazil reflecting full utilisation on vessels
– Strong contribution from joint ventures: SHL, NKT Flexibles and
SapuraAcergy
• Good order intake resulting in backlog of $7.9 billion
• Integration continues to progress well

4 Page  2-Nov-11
Income statement highlights
Three Months
Ended
Ten Months
Ended
Nine Months
Ended
In $ millions, except share and per share data
Sep.30.11
Unaudited
Aug.31.10
Unaudited
Sep.30.11
Unaudited
Sep.30.11
Unaudited
Revenue from continuing operations 1,432 495 4,059 3,843
Net operating income from continuing operations 200 89 504 491
Income before taxes from continuing operations 242 89 502 490
Taxation (69) (30) (157) (154)
Net income from continuing operations 173 59 344 336
Net income – total operations 173 64 344 336
Per share data (diluted)
Earnings per share - continuing operations $0.45 $0.24 $0.94 $0.89
Earnings per share – total operations $0.45 $0.27 $0.94 $0.89
Weighted average number of Common Shares and
Common Share equivalents outstanding
379.0m 206.8m 362.3m 380.0m

NSMC
Revenue
NOI
BRAZIL
Revenue
NOI
AFGoM
Revenue
NOI
APME
Revenue
NOI

5 Page 2-Nov-11 Operational performance – Q3 2011 $637m $44m $599m $155m $13m $109m $38m $13m

6 Page  2-Nov-11
Income statement overview – Q3 2011
• Administrative expenses of $95 million included $15 million of integration costs
• Strong contribution from joint ventures including gain in NKT Flexibles arising from escalation factor in first Brazilian Frame Agreement signed in 2008
• Investment income of $5 million reflected interest received on cash balances
• Other gains and losses resulted in a net gain of $46 million due to favourable
FX movements
• Finance costs of $9 million reflected interest on convertible loan notes and interest expense/fees associated with $1 billion loan and guarantee facility
• Tax charge for the quarter was $69 million representing an effective rate of tax of c.29% reflects geographical profit mix and release of certain provisions
• Backlog of $7.9 billion reflects good order flow partially offset by FX movements
• Diluted EPS was $0.45 based on fully diluted weighted average share count of
379m shares (all convertible loan notes were dilutive)

7 Page  2-Nov-11
Cash flow and balance sheet overview – YTD 2011
• Cash generation from operating activities of $283 million
• Net cashflows used in investing activities of $44 million reflects:
•
Capex in line with expectations: Seven Borealis; Antares, Seven Havila and dry-
docks
• Net cashflows used in financing activities of $63 million reflects:
•
Financing inflow relating to Seven Havila
• Share buyback c.2.5 million shares for a total consideration of $60 million
• Purchase price allocation (PPA) work ongoing; expected to be finalised by year-end
• Provisional goodwill of $2.4 billion arising from the combination
• Closing cash and cash equivalents of $641 million

8 Page  2-Nov-11
Financial assumptions
• Integration costs: $41 million expensed YTD – anticipate c.$20 million in Q4
2011 and c.$30 million in 2012
• Capital Expenditure for 2011:
–
$535 million YTD, including $190 million for Seven Havila
–
c.$150-200 million expected for Q4 2011, including c.$60 million for Seven Borealis
• Capital Expenditure for 2012:
–
c.$150 million maintenance capex and c.$170 million for Seven Borealis
– Base case capex: $600 million includes new Brazilian PLSV and other projects
• Effective rate of tax slightly below 35% for FY 2011 and FY 2012
• Joint Venture contribution – Q4 2011 expected to be lowest quarter in 2011;
2012 may be slightly lower than 2011 post adjustment for ‘gain’ in NKT
Flexibles recognised in Q3 2011

9 Page  2-Nov-11
Market overview (1)
• Expect further major contracts to be awarded in next 6 – 12 months worldwide
• Despite recent economic and political uncertainties – no change to client behaviour
• Outlook for our industry remain very positive
• High levels of tendering activities continue to underpin strong order book momentum

10 Page  2-Nov-11
Market overview (2)
• Conventional in West Africa: Award of Ofon II Project shows strong local presence, fabrication yards and differentiating assets continues to position us well to play leading role
• SURF: Continue to see growth opportunities in all major markets, albeit at differing paces:
– North Sea: high levels of tendering translating into awards and higher activity with improved pricing for these newly awarded projects expected to be offshore in 2012+
– West Africa: a number of major contracts expected to come to market award late 2011 and early 2012; with offshore operations beyond 2012; although delays in award remain possible
– Gulf of Mexico: increased activity for subsea projects expected with contract awards in
2012 and execution late 2013 and 2014; however market remains very competitive
– Brazil: more opportunities ahead both traditional deepwater and pre-salt. Client keen to progress at pace, although seeing some delays due to tightness of supply chain and administrative challenges
– Asia Pacific: market remains very competitive; further significant gas-driven SURF contracts in Australia expected to come to market award in 2012 and 2013; offshore activity expected 2013+

11 Page  2-Nov-11
Outlook for 2012
• Subsea 7 will continue to position itself successfully next year for further profitable growth while continuing to deliver good results
• West Africa expected to transition through a period of lower offshore activity on those projects awarded over the past 18 months
• West Africa expected to remain very busy with resources focused mainly on engineering, project management and procurement; significantly lower offshore activity and hence lower utilisation of some key vessels
• North Sea expected to continue to improve reflecting high utilisation and margin improvement year-on-year
• Brazil expected to see a significant increase in planned dry-docks; Guara Lula expected to commence offshore operations late 2012 with most operations in
2013

12 Page  2-Nov-11
Summary
• Delivered good quarter in line with our expectations with good results and good order flow
• Approaching the future with confidence, despite continued economic uncertainties
• Opportunities in nearly all our markets with increasing activity; albeit at differing pace in different geographical areas
• Remain focused on building quality backlog
• Main challenge for the Industry will be availability of qualified and experienced people
• Subsea 7 is well positioned to deliver profitable growth

13 Page 13 11-May-11 Page 2-Nov-11 Appendix

14 Page  2-Nov-11
SapuraAcergy JV Brazil AFGoM
Major project progression
Continuing projects >$100m between 5% and 95% complete as at September 30, 2011 excl. long-term ship charters and Life-of-Field day-rate contracts.
NSMC
Siri Caisson (North Sea)
Laggan Tormore (North Sea)
Jasmine (North Sea)
Andrew Bundle (North Sea)
Skarv GSI (North Sea)
GSNC (Brazil)
P55 Export (Brazil)
Gumusut (Malaysia)
CLOV (Angola)
Block 31 (Angola)
EGP3B (Nigeria)
Oso Re (Nigeria)
PazFlor (Angola)
Block 18 GEL (Angola)
0% 20% 40% 60% 80% 100%

15 Page  2-Nov-11
Backlog
In $ millions as at: Sep.30.11 Jun.30.11 Sep.30.10 Aug.31.10
Subsea 7 S.A.
(1)
7,903 7,883 - -
Acergy S.A. - - - 3,496
Subsea 7 Inc - - 2,884 -
(1)
Backlog refers to expected future revenue under signed contracts, which are determined as likely to be performed, but excludes amounts related to discontinued operations as of Sep.30.11 $nil, Jun.30.11 $nil, Aug.31.10: $14m
Conventional
13%
Other
5%
Backlog by Service Capability Backlog by Execution Date
Backlog by Segment Backlog by Award Date
SURF
69%
LoF
13%
2011
17%
2012
42%
2013+
41%
NSMC
29%
AFGoM
37%
Brazil
27%
APME
7%
<=2009
27%
2010
32%
2011
41%

16 Page  2-Nov-11
Segmental analysis:
Three months ended
Sep.30.11
Unaudited
In $ millions
NSMC
AFGoM
APME
Brazil
CORP
Total –
Continuing
operations
Revenue 637.1 599.1 37.9 154.5 3.3 1,431.9
Net operating income 44.0 109.4 12.9 12.7 20.6 199.6
   Investment income 5.0
   Other gains 45.9
   Finance costs (8.7)
Net income before taxation from continuing operations 241.8

Three Months ended
Aug.31.10
Unaudited
In $ millions
NSMC
AFGoM
APME
Brazil
CORP
Total -
Continuing
operations
Revenue 165.9 272.9 4.7 45.8 5.8 495.1
Net operating
(loss)/income
26.5 42.7 19.9 (4.0) 3.6 88.7
    Investment income 3.1
    Other gains 2.5
    Finance costs (5.1)
Net income before taxation from continuing operations 89.2

17 Page  2-Nov-11
Segmental analysis:
Ten months ended
Sep.30.11
Unaudited
In $ millions
NSMC
AFGoM
APME
Brazil
CORP
Total –
Continuing
operations
Revenue 1,468.3 1,937.8 142.7 500.0 10.2 4,059.0
Net operating
(loss)/income
81.6 378.3 25.2 33.8 (15.1) 503.8
   Investment income 14.0
   Other gains 14.8
   Finance costs (31.1)
Net income before taxation from continuing operations 501.5

Nine Months ended
Aug.31.10
Unaudited
In $ millions
NSMC
AFGoM
APME
Brazil
CORP
Total -
Continuing
operations
Revenue 377.6 931.6 173.4 161.0 8.2 1,651.8
Net operating
(loss)/income
20.1 207.9 81.9 4.6 (31.3) 283.2
    Investment income 7.2
    Other losses (12.4)
    Finance costs (18.0)
Net income before taxation from continuing operations 260.0

18 Page  2-Nov-11
Adjusted EBITDA
• The Group calculates adjusted earnings before interest, income taxation, depreciation and amortisation
(‘Adjusted EBITDA’) from continuing operations as net income from continuing operations plus finance costs, other gains and losses, taxation, depreciation and amortisation and adjusted to exclude investment income and impairment charges. Adjusted EBITDA margin from continuing operations is defined as Adjusted EBITDA divided by revenue from continuing operations. Adjusted EBITDA for discontinued operations is calculated as per the methodology outlined above. Adjusted EBITDA for total operations is the total of continuing operations and discontinued operations.
• Adjusted EBITDA is a non-IFRS measure that represents EBITDA before additional specific items that are considered to hinder comparison of the Group’s performance either year-on-year or with other businesses. The additional specific items excluded from Adjusted EBITDA are other gains and losses and impairment of property, plant and equipment and intangibles. These items are excluded from Adjusted EBITDA because they are individually or collectively material items that are not considered representative of the performance of the businesses during the periods presented. Other gains and losses principally relate to disposals of property, plant and equipment and net foreign exchange gains or losses. Impairments of property, plant and equipment represent the excess of the assets’ carrying amount over the amount that is expected to be recovered from their use in the future.
• The Adjusted EBITDA measures and Adjusted EBITDA margins have not been prepared in accordance with
International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board as adopted for use in the European Union. These measures exclude items that can have a significant effect on the Group’s profit or loss and therefore should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with IFRS) as a measure of the Group’s operating results or cash flows from operations (as determined in accordance with IFRS) as a measure of the Group’s liquidity.
• Management believes that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are important indicators of the operational strength and the performance of the business. These non-IFRS measures provide management with a meaningful comparison amongst its various territories, as they eliminate the effects of financing and depreciation. Management believes that the presentation of Adjusted EBITDA from continuing operations is also useful as it is similar to measures used by companies within Subsea 7’s peer group and therefore believes it to be a helpful calculation for those evaluating companies within Subsea 7’s industry.
Adjusted EBITDA margin from continuing operations may also be a useful ratio to compare performance to its competitors and is widely used by shareholders and analysts following the Group’s performance.
Notwithstanding the foregoing, Adjusted EBITDA and Adjusted EBITDA margin from continuing operations as presented by the Group may not be comparable to similarly titled measures reported by other companies.

19 Page  2-Nov-11
Reconciliation of net operating income to Adjusted EBITDA
Ten Months Ended
Sep.30.11
Nine Months Ended
Aug.31.10
In $ millions (except percentages)
Continuing Discontinued
Total
operations
Continuing Discontinued
Total
operations
Net operating income
503.8 - 503.8 283.2 20.8 304.0
Depreciation and amortisation 251.2 - 251.2 86.1 - 86.1
Impairments 21.0 - 21.0 10.8 - 10.8
Adjusted EBITDA
776.0 - 776.0 380.1 20.8 400.9
Revenue  4,059.0 - 4,059.0 1,651.8 45.5 1,697.3
Adjusted EBITDA % 19.1% - 19.1% 23.0% 45.7% 23.6%
Three Months Ended
Sep.30.11
Three Months Ended
Aug.31.10
In $ millions (except percentages)
Continuing Discontinued
Total
operations
Continuing Discontinued
Total
operations
Net operating income
199.6 - 199.6 88.7 7.5 96.2
Depreciation and amortisation
75.1 - 75.1 27.8 - 27.8
Impairments
4.7 - 4.7 7.0 - 7.0
Adjusted EBITDA
279.4 - 279.4 123.5 7.5 131.0
Revenue
1,431.9 - 1,431.9 495.1 8.1 503.2
Adjusted EBITDA %
19.5% - 19.5% 24.9% 92.6% 26.0%

20 Page  2-Nov-11
Reconciliation of net income to Adjusted EBITDA
Three Months Ended
Sep.30.11
Three Months Ended
Aug.31.10
In $ millions (except percentages)
Continuing Discontinued
Total
operations
Continuing Discontinued
Total
operations
Net income
172.8 - 172.8 58.9 5.5 64.4
Depreciation and amortisation
75.1 - 75.1 27.8 - 27.8
Impairments
4.7 - 4.7 7.0 - 7.0
Investment income (5.0) - (5.0) (3.1) - (3.1)
Other gains and losses
(45.9) - (45.9) (2.5) - (2.5)
Finance costs
8.7 - 8.7 5.1 - 5.1
Taxation 69.0 - 69.0 30.3 2.0 32.3
Adjusted EBITDA
279.4 - 279.4 123.5 7.5 131.0
Revenue  1,431.9 - 1,431.9 495.1 8.1 503.2
Adjusted EBITDA % 19.5% - 19.5% 24.9% 92.6% 26.0%
Ten Months Ended
Sep.30.11
Nine Months Ended
Aug.31.10
In $ millions (except percentages)
Continuing Discontinued
Total
operations
Continuing Discontinued
Total
operations
Net income
344.1 - 344.1 174.3 15.0 189.3
Depreciation and amortisation  251.2 - 251.2 86.1 - 86.1
Impairments
21.0 - 21.0 10.8 - 10.8
Investment income (14.0) - (14.0) (7.2) - (7.2)
Other gains and losses (14.8) - (14.8) 12.4 0.2 12.6
Finance costs
31.1 - 31.1 18.0 - 18.0
Taxation 157.4 - 157.4 85.7 5.6 91.3
Adjusted EBITDA
776.0 - 776.0 380.1 20.8 400.9
Revenue
4,059.0 - 4,059.0 1,651.8 45.5 1,697.3
Adjusted EBITDA % 19.1% - 19.1% 23.0% 45.7% 23.6%

10.01.11 21 Page seabed-to-surface www.subsea7.com